[GT Letterhead]

VIA EDGAR

February 26, 2019

Re:	CNH Capital Receivables LLC
Registration Statement on Form SF-3 (File No. 333-228954)

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of our client CNH Capital Receivables LLC (the “Company”), we hereby request acceleration of the effectiveness of the above-referenced Registration Statement on Form SF-3 so that the Registration Statement will become effective within 48 hours or as soon thereafter as reasonably practicable.

The Company acknowledges that: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GREENBERG TRAURIG, LLP

By:	/s/ Lee Ann Anderson
Lee Ann Anderson